UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated January 7, 2022

Item 1

RELEVANT INFORMATION

Bogotá, January 7, 2022. Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) informs that the General Meeting of Shareholders, in an extraordinary session held on January 7, 2022 approved to amend article 46 of the Company’s By-laws, which now will read as follows:

“ARTICLE 46. RIGHT OF WITHDRAWAL. When a transformation, merger or spin-off of the Company imposes on the shareholders a greater responsibility or entails a decrease in their equity rights, the absent or dissenting shareholders shall have the right to withdraw from the Company. They shall also have the right to withdraw if there is a voluntary cancellation of the registration in the National Securities and Issuers Registry or in the stock exchange.

It shall be understood that there is a decrease of the shareholders' equity rights in the following cases:

1.       When the shareholder’s percentage ownership in the Company’s capital decreases.

2.       When the equity value of the share decreases or its nominal value is reduced, as long as the foregoing results in capital decrease.

3.       When the possibility of negotiating the shares is limited or reduced.

FIRST PARAGRAPH - Within eight (8) business days following the date on which the respective transformation, merger or spin-off decision is adopted, the absent or dissenting shareholders must notify the Company of their desire to exercise the right to withdraw ("Notice of Withdrawal ").

If Notices of Withdrawal have been received within the term set forth in the preceding paragraph, once the Management of the Company has verified that the legal requirements for the exercise of the right of withdrawal have been met, it will calculate the shares to be offered to the other shareholders pro rata to their participation in the capital of the Company, together with the amount to be paid, as set forth in Paragraph Two, and the payment instructions ("Pro Rata Offering").

The Pro Rata Offering will be made no later than the fifth (5th) business day following the expiration of the deadline for submitting the Notice of Withdrawal to the registered shareholders of the Company at the close of business on the day immediately preceding the day on which the Pro Rata Offering is notified.

The shareholders interested in exercising the option to purchase the shares offered by the shareholders who intend to exercise the right of withdrawal will have fifteen (15) business days from the date on which the Pro rata Offering has been notified, to indicate to the Company their intention to purchase the offered shares and to pay the price thereof ("Exercise of the Purchase Option").

When the shareholders do not acquire all the shares offered by the shareholders who exercised the right of withdrawal, the Company, within five (5) business days following the expiration of the period for the Exercise of the Purchase Option, shall repurchase them provided that there are liquid profits or statutory reserves constituted for such purpose.

In the event that the Company does not have liquid profits or statutory reserves that allow it to repurchase the shares, it shall proceed with their reimbursement within two (2) months after the expiration of the term for the Exercise of the Purchase Option. The Company's Legal Representative shall determine the date on which the reimbursement shall be made within the aforementioned term, as well as the means through which the payment thereof shall be made. The term of two (2) months may be extended up to twelve (12) months subject to the approval of the Superintendency of Finance of Colombia.

SECOND PARAGRAPH - The price for the repurchase or reimbursement of the shares will be determined in a technical study prepared by an independent professional who shall comply with the provisions of the Circular Básica Jurídica of the Superintendency of Finance of Colombia. In the event that the technical study has not been performed, the Company shall hire an independent professional to prepare a technical study to determine the price in compliance with the provisions of the Circular Básica Jurídica of the Superintendency of Finance of Colombia.

THIRD PARAGRAPH - For purposes of carrying out the notices related to this article, the Company shall use means that ensure wide dissemination, including, but not limited to newspapers of wide national circulation, notices on its website or through the Relevant Information mechanism."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel